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                                                                   EXHIBIT(a)(2)

                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP-VII
                           900 North Michigan Avenue
                            Chicago, Illinois 60611
                                 (312) 440-4800

                                                                June 15, 1998

Dear Interestholders:

     A group that includes affiliates of MacKenzie Patterson, Inc. has amended it tender offer (the "Amended Offer") to acquire all of the outstanding limited partnership interests (the "Interests") in Carlyle Real Estate Limited Partnership-VII (the "Partnership") at a purchase price of $20 per Interest.

     The Board of Directors of JMB Realty Corporation ("JMB"), the Corporate General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to offers for Interests that may be received, including the Amended Offer. THE SPECIAL COMMITTEE HAS DETERMINED THAT THE AMENDED OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT INTERESTHOLDERS REJECT THE AMENDED OFFER AND NOT TENDER THEIR INTERESTS.

     The Special Committee recommends that you consider the following, together with the information in the Amendment No. 1 to the Partnership's Schedule 14D-9 accompanying this letter, in connection with the Amended Offer:

     . On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution of between $40 and $80 per Interest, based upon its estimate of the likely expense of winding down the Partnership's affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest). IF YOU SELL YOUR INTERESTS PURSUANT TO THE AMENDED OFFER YOU WILL NOT RECEIVE THE BENEFIT OF THIS DISTRIBUTION.

     . The Amended Offer price of $20 per Interest is between 25% and 50% of the high and low ends of the range of the amount that the Partnership expects to distribute in December 1998.

     If you have tendered your Interests pursuant to the Amended Offer, you may wish to withdraw your Interests by complying with the requirements of Section 4 of the Offer to Purchase, as amended to date. If you wish to retain your Interests and have not already tendered them pursuant to the Amended Offer, you need not take any action. You should consult with your personal tax advisor and financial consultant prior to accepting any offer and tendering your Interests.

     On behalf of the Special Committee.

                                             Very truly yours,

                                             CARLYLE REAL ESTATE
                                             LIMITED PARTNERSHIP-VII

                                             By: JMB REALTY CORPORATION
                                                 Corporate General Partner

                                             By: Judd D. Malkin
                                                 Chairman